UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-24385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements as of and for the Years Ended

December 31, 2011 and 2010,

Supplemental Schedules as of and for the year ended December 31, 2011,

and Report of Independent Registered Public Accounting Firm

SCHOOL SPECIALTY, INC.

401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of the

School Specialty, Inc. 401(k) Plan

Greenville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the School Specialty, Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 and the schedule of assets (acquired and disposed of within the year) for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SCHENCK SC

Certified Public Accountants

Green Bay, Wisconsin

June 28, 2012

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments, at fair market value:
Mutual funds	$63,879,007	$57,833,405
Guaranteed account	—	18,566,535
Common and collective fund	5,859,288	—
School Specialty, Inc. common stock	80,875	449,009

Total investments at fair value	69,819,170	76,848,949

Receivables:
Notes receivable from participants	1,455,557	1,454,258
Participants’ contributions	153,418	198,473

Total receivables	1,608,975	1,652,731

Non-interest bearing cash	65,834	—

Total assets reflecting investments at fair value	71,493,979	78,501,680

LIABILITIES:
Excess contributions payable	189,894	240,118
Accrued expenses	42,500	—

Total liabilities	232,394	240,118

NET ASSETS REFLECTING ALL INVESTMENTS
AT FAIR VALUE	71,261,585	78,261,562
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(193,338)	—

NET ASSETS AVAILABLE FOR BENEFITS	$71,068,247	$78,261,562

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CONTRIBUTIONS:
Participants’	$5,687,907	$5,855,880
Employer	36,634	—
Rollovers	485,040	528,525

Total contributions	6,209,581	6,384,405

INVESTMENT INCOME:
Dividends	1,579,535	761,149
Interest	255,350	594,849
Net (depreciation)/appreciation in fair value of investments	(3,767,307)	6,117,326

Net investment (loss) / income	(1,932,422)	7,473,324

INTEREST INCOME FROM NOTES RECEIVABLE FROM PARTICIPANTS	50,026	53,675

Total additions	4,327,185	13,911,404

DEDUCTIONS:
Benefits paid to participants	11,410,860	11,101,226
Administrative expenses	109,640	83,090

Total deductions	11,520,500	11,184,316

NET (DECREASE) / INCREASE	(7,193,315)	2,727,088

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	78,261,562	75,534,474

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$71,068,247	$78,261,562

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is administered by the Company. JP Morgan Retirement Plan Services, a division of JP Morgan Chase Bank (JP Morgan), is the recordkeeper; JP Morgan is the trustee of the Plan for the period beginning July 12, 2011 through December 31, 2011. Prior to July 12, 2011, Prudential Retirement, a division of Prudential Financial (Prudential), was the recordkeeper for the Plan; Prudential Bank & Trust, FSB, a wholly-owned subsidiary of Prudential, was the trustee; and Prudential Retirement Insurance and Annuity Company (PRIAC), a wholly-owned subsidiary of Prudential, was the custodian. Collectively, Prudential was the recordkeeper, trustee, and custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility – Effective July 12, 2011, an employee becomes eligible to participate in the Plan on the first of the month following the completion of 30 days of service, provided the employee is at least twenty-one years of age. Prior to July 12, 2011, an employee was eligible to participate in the Plan on the first of the month following three months of service, provided the employee was at least twenty-one years of age.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contribution (if applicable) and plan earnings (losses). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Contributions – Participants may contribute to the Plan up to 50% of their eligible wages as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. In addition, participants achieving age 50 or greater during the plan year may also contribute an additional catch-up contribution as defined in the Plan up to IRS limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. The automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions – The Company may contribute discretionary matching contributions on an annual basis. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Company’s Board of Directors. There were no discretionary contributions in 2011 or 2010. The amount shown in employer contributions largely relate to qualified non-elective contributions resulting from incorrect payroll deferrals.

Rollovers – The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other qualified retirement plans.

Vesting – Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule.

Forfeitures – Forfeitures may be used to reduce the amount of employer contributions or to pay plan expenses. No forfeitures were used to reduce company contributions or to pay plan expenses in 2011. The forfeiture balance at December 31, 2011 is $45,591.

Notes Receivable from Participants – Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years; however, a longer payment period may be permitted if the loan is for the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 3.25% to 8.25% as of December 31, 2011 and 2010, respectively, which are commensurate with local prevailing rates at the time of the loan as determined by JP Morgan from July 12, 2011 through December 31, 2011 and by Prudential prior to July 12, 2011. Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefits – Payment of benefits is to be made upon death, disability, hardship, normal retirement or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments or direct rollovers to other qualifying accounts. Benefits are recorded as deductions when paid. Distributions of $65,822 were requested prior to year end but were not paid out until the following year and are included in non-interest bearing cash in the Statement of Net Assets Available for Benefits.

Investment Options – Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of registered investment company mutual funds, along with a Prudential guaranteed account from January 1, 2010 through July 11, 2011, a common collective trust fund beginning July 12, 2011 and Company stock. Plan Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments – The Plan’s investments are stated at fair value. The Plan’s investments in registered investment company mutual funds are valued at fair value as determined by references to quoted market prices. Investment in the guaranteed account is valued at contract value which is not materially different than fair value as further described in Note 4. School Specialty, Inc. common stock is stated at fair value as determined by reference to quoted market prices.

The Putnam Stable Value Fund is stated at fair value as determined by the issuer of the collective trust based on the fair market value of the underlying investments. The underlying investments in the Putnam Stable Value Fund are stated at fair value and are the adjusted by the issuer to contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

The Putnam Fiduciary Trust Company collective trust fund invests primarily in guaranteed investment contracts; security-backed investment contracts; separate accounts issued or wrapped by insurance companies, banks or other financial institutions; or externally managed stable value commingled investment funds.

Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis. See Note 6 for further discussion on fair value measurements.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Risks and Uncertainties – The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participant account balances and the amounts reported in the financial statements.

Excess Contributions Payable – Excess contributions payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Accrued Expenses – Accrued Expenses represent fees incurred in the current year but not paid by the plan until the following year.

Administrative Expenses – The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

New Accounting Pronouncement – In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which were required and adopted in 2011. The adoptions in 2010 and 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04 amending ASC Topic 820, Fair Value Measurements and Disclosures to achieve common fair value measurement and disclosure requirements in U.S. Generally

Accepted Accounting Principles and International Financial Reporting Standards. This will be effective for the Plan beginning January 1, 2012. The adoption is not expected to materially affect the Plan’s financial statements.

Subsequent Events – The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued.

3.	INVESTMENTS

All investments are participant-directed. The value of individual investment assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
Investments at fair value:
Mutual funds:
JP Morgan SmartRetirement 2030-Inst*	$9,594,834	$—
JP Morgan SmartRetirement 2025-Inst*	8,852,864	—
JP Morgan SmartRetirement 2020-Inst*	8,684,094	—
JP Morgan SmartRetirement 2035-Inst*	7,423,676	—
JP Morgan SmartRetirement 2015-Inst*	6,757,903	—
JP Morgan SmartRetirement 2040-Inst*	3,612,560	—
Van Kampen Equity and Income Fund	—	10,888,688
Eaton Vance Large Cap Growth Fund	—	7,301,303
American Funds Growth Fund of America	—	6,599,539
Alger Small Cap Growth Institutional Fund	—	4,888,164
American Funds Capital World Growth and Income Fund	—	4,753,719
Jennison Mid Cap Growth*	—	4,329,028
JP Morgan International Value	—	4,046,034
Pimco Total Return	—	3,673,742

Guaranteed account:
Prudential Guaranteed Income Fund*	$—	$18,566,535

Investment at contract value:
Common and collective funds:
Putnam Stable Value	$5,859,288	$—
Fair market value adjustment	(193,388)	—

	$5,665,950	$—

*	Represents a party-in-interest.

During the years ended December 31, 2011 and 2010, the Plan’s investments, including investments bought, sold and held during that period, (depreciated) / appreciated in value as follows:

	2011	2010
Net (depreciation) / appreciation in fair market value of investments:
Mutual funds	$(3,478,087)	$6,439,188
Common collective trust fund	80,220	—
School Specialty, Inc. common stock	(369,440)	(321,862)

Total net (depreciation) / appreciation	$(3,767,307)	$6,117,326

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

Prior to July 12, 2011, the Plan invested in a guaranteed income fund offered by the Trustee, Prudential. Under the contract between the Plan and the Trustee, Prudential, participants were able to direct the withdrawal or transfer of all or a portion of their account balance in the guaranteed fund at contract value. The contract value represented contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Plan management believed that the occurrence of events that would cause the Plan to transact at less than contract value was not probable, even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the Company provides notice to discontinue. The contract’s operation was different than many other group annuity products by virtue of the fact that a fair value adjustment does not apply upon discontinuance of the contract. Based on these provisions, the contract is considered to be fully benefit responsive as of December 31, 2010. Plan management believed that contract value was not materially different than fair value.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2010 was 2.95%. The average yield during 2010 was 2.95%. The minimum crediting rate under the contract was 1.50%.

5.	STABLE VALUE FUND

The Putnam Stable Value Fund (the “Fund”) is a collective trust fund sponsored by Putnam Fiduciary Trust Company (“Putnam”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include employer-initiated transaction provisions including percentage allowances for targeted layoffs, bankruptcy resulting in employee job loss, reorganizations, spin-offs, and Plan terminations. The plan administrator believes that the occurrence of any events that would limit the Plan’s ability to transact at contract value with participants is not probable of occurring.

6.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements in financial statements.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, which unobservable inputs reflect the Company’s market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the plan at year-end.

Common and Collective fund: Valued at the net asset value of units held by the plan at year end, provided by the administrator of the fund. The net asset value is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding. The net asset value units price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. See Note 5.

Guaranteed account: Valued at the contract value, which approximates fair value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. See Note 4.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with the other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Trust investment assets at fair value, as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

School Specialty, Inc. Common Stock	$80,875	$—	$—	$80,875

Mutual Funds:
Asset Allocation	$52,295,784	$—	$—	$52,295,784
Bonds	2,753,040	—	—	2,753,040
Stocks	8,830,183	—	—	8,830,183

Total mutual funds	$63,879,007	$—	$—	$63,879,007

Common Collective Trust	$—	$5,859,288	$—	$5,859,288

Total	$63,959,882	$5,859,288	$—	$69,819,170

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

School Specialty, Inc. Common Stock	$449,009	$—	$—	$449,009

Mutual Funds:
Large-cap stock	$29,265,858	$—	$—	$29,265,858
Global/Intermediate stock	8,799,753	—	—	8,799,753
Small-cap stock	8,568,134	—	—	8,568,134
Mid-cap stock	7,525,917	—	—	7,525,917
Fixed income	3,673,743	—	—	3,673,743

Total mutual funds	$57,833,405	$—	$—	$57,833,405

Guaranteed account	$—	$—	$18,566,535	$18,566,535

Total	$58,282,414	$—	$18,566,535	$76,848,949

Total Trust investment assets at fair value classified within Level 3 was $0 and $18,566,535 as of December 31, 2011 and 2010, respectively, which consists of the Trust’s guaranteed income fund. Such amounts were 0% and 24% of the “Total investment assets” on the Trust’s statements of net assets available for benefits at fair value as of December 31, 2011 and 2010, respectively.

As required by FASB ASC Topic 820, the following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Guaranteed Account
2011
Beginning Balance, January 1,	$18,566,535
Total gains and losses included in earnings (or changes in net assets)	255,351
Purchases	1,859,452
Sales	(20,681,338)

Ending Balance, December 31,	$—

Guaranteed Account
2010
Beginning Balance, January 1,	$19,855,917
Total gains and losses included in earnings (or changes in net assets)	594,849
Purchases, issuances, sales, and settlements, net	(1,884,231)

Ending Balance, December 31,	$18,566,535

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2011 and 2010, the Plan owned 32,350 and 32,233 shares of School Specialty, Inc. common stock, respectively, with a cost basis of $816,213 and $876,743, respectively. There were no dividends paid by School Specialty, Inc. on common shares outstanding during 2011 or 2010.

The Plan invested in certain mutual funds managed by PRIAC and a guaranteed income account with PRIAC, the custodian of the Plan through July 11, 2011, and therefore, these transactions qualified as party-in-interest transactions.

Beginning July 12, 2011, the Plan invests in certain mutual funds managed by JP Morgan, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

8.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 23, 2010, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code through July 11, 2011. The Plan has applied for but not yet received a new determination letter commencing July 12, 2011; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

10.	PARTIAL PLAN TERMINATION

The Company determined that beginning December 5, 2008, a series of employer-initiated events caused the plan to become partially terminated. From December 5, 2008 to December 31, 2011, approximately 34% of employees were terminated as a result of these employer-initiated decisions. The accounts of affected participants in which Company contributions were forfeited were restored, including lost earnings, in the amount of $0 and $47,035 from the forfeiture account during 2011 and 2010, respectively.

11.	RECONCILIATION TO FORM 5500

The following is a reconciliation of information per the accompanying financial statements to the Form 5500:

For the Year Ended December 31, 2011
Net decrease in net assets available for benefits as presented in these financial statements	$(7,193,315)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	193,338

Net decrease in net assets available for benefits as presented on Form 5500	$(6,999,977)

Additionally, differences between these financial statements and information combined in Schedule H, Parts I and II of Form 5500 were identified and are due to different classifications among various detail accounts. Except for the differences identified above, these balances are in agreement in total.

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2011

Employer Identification Number: 39-0971239

Plan Number: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (Number of Shares)	(e) Current value

	MUTUAL FUNDS:
*	JPMorgan SmartRetirement 2030-Inst	681,451	$9,594,834
*	JPMorgan SmartRetirement 2025-Inst	650,468	8,852,864
*	JPMorgan SmartRetirement 2020-Inst	595,209	8,684,094
*	JPMorgan SmartRetirement 2035-Inst	561,974	7,423,676
*	JPMorgan SmartRetirement 2015-Inst	460,034	6,757,903
*	JPMorgan SmartRetirement 2040-Inst	259,151	3,612,560
*	JPMorgan SmartRetirement 2045-Inst	223,653	2,961,166
*	JPMorgan SmartRetirement Income-Inst	178,433	2,724,669
*	JPMorgan SmartRetirement 2050-Inst	82,147	1,087,632
	Goldman Sachs Small/Mid Cap Growth-I	76,999	1,061,819
	John Hancock Disciplined Value-I	75,254	921,104
	Templeton Global Bond-Adv	60,421	747,410
	Lord Abbett Short Duration Income-I	164,286	745,858
	T Rowe Price US Bond Index	63,962	737,482
	Oppenheimer Developing Markets-Y	25,234	731,039
	Ridgeworth Mid Cap Value Equity-Inst	72,290	709,891
	Harbor International-Inst	13,320	698,612
	BlackRock Capital Appreciation-Inst	30,717	665,949
*	JPMorgan Equity Index-Select	20,984	598,667
	Columbia Balanced-Z	23,315	596,396
*	JPMorgan US Equity-R6	56,451	559,991
	RidgeWorth High Income-I	79,495	522,280
	Columbia Small Cap Index-Z	31,428	514,483
	Columbia Mid Cap Index-Z	47,990	512,051
	MFS New Discovery-R4	27,945	495,462
	John Hancock Global Opportunities-I	38,926	490,469
	Invesco Van Kampen Small Cap Value-Y	28,095	439,405
	BlackRock International Index-A	26,581	254,380
	Neuberger Berman Real Estate-A	14,714	176,861

	OTHER ASSETS:
*	School Specialty, Inc. Common Stock	32,350	80,875
	Putnam Stable Value	5,665,950	5,859,288
	Non-interest bearing cash	—	65,834
*	Participant loans	Interest at 3.25% to 8.25%, maturing through 2022	1,455,557

	ASSETS (HELD AT END OF YEAR)		$71,340,561

*	Represents a party-in-interest.

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED

AND DISPOSED OF WITHIN THE YEAR)

DECEMBER 31, 2011

Employer Identification Number: 39-0971239

Plan Number: 008

(a) Identity of issue, borrower, lessor, or similar party	(b) Descriptions of investment including maturity date, rate of interest, collateral, par or maturity value	(c) Cost of Acquisitions	(e) Proceeds of Dispositions
Participant Loans	Promissory notes, 3.25% - 8.25%	$—	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC. 401(k) PLAN

Date: June 28, 2012	/s/ Gerald T. Hughes
Gerald T. Hughes, School Specialty, Inc.
Executive Vice President and Chief Administrative Officer

Date: June 28, 2012	/s/ David N. Vander Ploeg
David N. Vander Ploeg, School Specialty, Inc.
Chief Financial Officer and Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm